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Follow-Up Materials

03007138

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Manson Creek Resources Ltd

*CURRENT ADDRESS: ________

**FORMER NAME: ________

**NEW ADDRESS: ________

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FILE NO. 82- 3874

FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 3/5/03

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7

FILE No.
82-3874
AR/S
9-30-02

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Manson Creek Resources Ltd. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Tuesday, the 18th day of March, 2003, at 11:00 a.m. (Calgary time) for the following purposes, namely:

1. to receive and consider the financial statements of the Corporation for the year ended September 30, 2002 and the auditors' report thereon;

2. the election of the directors of the Corporation for the ensuing year;

3. the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4. to consider, and if thought fit, to pass an ordinary resolution approving the 2003 Stock Option Plan of the Corporation and to authorize the Directors to make any amendments thereto that may be required for the purpose of obtaining the approval of the TSX Venture Exchange and as more particularly described in the accompanying Management Proxy Circular dated February 6, 2003;

5. to consider, and if thought fit, to pass an ordinary resolution: (i) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder; (ii) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to approval by the TSX Venture Exchange; and (iii) to authorize the directors to renegotiate or cancel any existing stock options; and

6. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on February 6, 2003 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that they are entitled to vote such Shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 6th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire"
James Devonshire, President, Director
and Chief Executive Officer

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7
TEL.: (403) 233-0464

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Manson Creek Resources Ltd. (the "Corporation" or "Manson") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at the offices of the Corporation at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, on Tuesday, March 18, 2003, commencing at 11:00 a.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Unless otherwise stated, information contained herein is given as of February 6, 2003.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is February 6, 2003 (the "Record Date"). Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting. Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. **All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.**

The persons designated in the instrument of proxy are directors or officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. **In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice. However, if any other matter properly comes before the Meeting, the accompanying Form of Proxy will be voted on such matter in accordance with the best judgement of the person(s) named as proxyholder therein.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 15,370,402 Common Shares were issued and outstanding as fully paid and non-assessable.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(c) have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(d) less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Manson Creek Resources Ltd., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of February 6, 2003, only the following Corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the shares of the Corporation:

Name and Address	Number of Shares	Percentage of Issued Shares
CDG Investments Inc.[(1)] Suite 500, 926 - 5th Ave. S.W. Calgary, Alberta T2P 0N7	4,899,048	32%

Note:

(1) CDG Investments Inc. is a public company and its shares are listed and posted for trading on the OTCBB (CDGEF). The President, Chief Executive Officer and a Director of CDG Investments Inc. is Mr. James Devonshire, who is also the President, Chief Executive Officer and a Director of Manson.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The Financial Statements of the Corporation for the year ended September 30, 2002 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

The Corporation currently has five directors and it is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Date Became a Director	Number of Common Shares Beneficially Owned and Controlled(3)
Jean Pierre Jutras Director and Vice-President *Calgary, Alberta*	Self-employed Professional Geologist. Vice-President of CDG Investments Inc., Vice-President of Northern Abitibi Mining Corp. and President and Chief Operating Officer of Tyler Resources Inc.	October 4, 2000	217,500
James Devonshire Director and President(1) *Calgary, Alberta*	Self employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc. and Northern Abitibi Mining Corp.; Chairman and CEO of Tyler Resources Inc.; Director and Secretary/Treasurer of Parton Capital Inc.; and Director of Aloak Corp.	March 31, 1997	60,000
Dr. Shane Ebert, Phd Director(1) *Burnaby, British Columbia*	Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia. President of Hot Spring Gold Corporation and consulting geologist 1996 to present.	March 29, 2001	4,000
Regan Chernish Director *Calgary, Alberta*	Self-employed Professional Geologist. From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine for 1997 and for Covello, Bryan and Associates from 1993 to 1997. Vice-President Exploration Tyler Resources Inc.	March 21, 2002	Nil
Pauline Woodrow Director(1) *Prince Rupert, British Columbia*	Businesswoman	October 5, 1993	64

Notes:

(1) The Corporation does not have an Executive Committee. The Corporation has an Audit Committee the members of which are Messrs. Devonshire and Ebert and Ms. Woodrow.

(2) Options and Warrants held by Directors and/or Nominees are summarized as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Devonshire	225,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Regan Chernish	100,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Jean Pierre Jutras	225,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Pauline Woodrow	100,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007
Shane Ebert	150,000	$0.10	July 19, 2006
	70,000	$0.11	May 29, 2007

(3) The information as to the number of Common Shares beneficially owned, not being within the knowledge of Manson, has been furnished by the respective nominees.

Appointment of Auditors

Management's designees, if named as proxyholder, intend to vote for the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation. Grant Thornton LLP is the current auditor of the Corporation and was originally appointed in April 1983.

Stock Option Plan

In August of 2002, the TSX Venture Exchange ("TSX") adopted a new stock option policy whereby all Tier 2 Corporations must implement a stock option plan. In accordance with this policy, shareholders are being asked to consider and, if deemed advisable, approve the Corporation's stock option plan (the "2003 Plan") and to authorize Manson's board of directors (the "Board") to make any amendments thereto that may be required for the purpose of obtaining the TSX's approval of the 2003 Plan. The 2003 Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation, and was approved by the Board on January 16, 2003. **The intent of the 2003 Plan is to allow the Board to grant options that, in the aggregate, represent up to 10% of the number of issued and outstanding Common Shares at the time of grant.** The full text of the 2003 Plan is attached as Appendix "A" hereto.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting. The TSX requires such approval before it will allow the adoption of the 2003 Plan.

Options to purchase an aggregate of 1,455,000 Common Shares which were previously granted to directors, officers and employees of the Corporation (at exercise prices of $0.10 and $0.11 per Common Share) will be deemed to be granted under the 2003 Plan.

The text of the resolution regarding this matter is as follows:

BE IT RESOLVED THAT:

1. the stock option plan of the Corporation in the form attached to the Management Proxy Circular of the Corporation dated February 6, 2003 that authorizes the board of directors of the Corporation to grant options that, in the aggregate, represent up to 10% of the number of issued and outstanding Common Shares outstanding at the time of grant is hereby approved; and

2. any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the special resolution to approve the 2003 Plan.

Stock Options

The Shareholders will be asked at the Meeting to adopt the following ordinary resolution:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the meeting ratify and approve: (i) the exercise of any stock options granted to directors, officers, employees and/or consultants of the Corporation and/or its subsidiaries during the previous year or as granted hereunder; (ii) the granting of stock options that the Corporation might see fit in their discretion to grant to directors, officers, employees and/or consultants of the Corporation and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and the exercise of any options so granted; and (iii) authorizing the directors to renegotiate or cancel any existing stock options.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2002, there were three Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $73,900. Such compensation was paid to the individual or their controlled corporation in consideration for consulting services provided and billed on an hourly or per diem basis. For this purpose, "Executive Officers" means the President, Vice-President and Chief Financial Officer of the Corporation.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's President and Chief Executive Officer (the "Named Executive Officer"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation			
Name and Principal Position	Year Ended Sept. 30	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
James Devonshire	2002	2,500	Nil	Nil	70,000	Nil	Nil	Nil
Chief Executive	2001	2,400	Nil	Nil	225,000	Nil	Nil	Nil
Officer/President	2000	1,000	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Perquisites and other personal benefits received in 2000, 2001 and 2002 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers. All amounts appearing hereunder represent the annual total of hourly billings from the individual's controlled corporation.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "STOCK OPTION PLAN" on page 5 of this Management Proxy Circular for a summary of the 2003 Plan and "Appendix "A"" for a copy of the full text of the 2003 Plan which is being presented to the Shareholders for their approval at the Meeting.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2002:

	Securities Under Options/SARs Granted (#)	% of Total Options/SARs granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
James Devonshire	70,000	15%	$0.11	$0.11	May 29, 2007

Aggregated Option/SAR Exercised During the Year Ended September 30, 2002 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2002 and options exercised by the Named Executive Officer during the financial year ended September 30, 2002:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2002 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2002[(1)] ($)	
			Exercisable	Unexercisable	Exercisable[(1)]	Unexercisable
James Devonshire	Nil	Nil	295,000	Nil	Nil	Nil

Note:

(1) Calculated as the difference in the market value of the securities underlying the options at September 30, 2002 and the exercise price.

Table of Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2002 have been cancelled or expired.

Report on Executive Compensation

The Corporation does not have a compensation committee. The Board of directors as a whole, which includes Messrs. Devonshire, Jutras and Chernish, is responsible for approving all compensation paid by the Corporation to its directors and senior officers. Messrs. Devonshire, Jutras and Chernish do not vote with respect to compensation matters affecting them.

The Corporation compensates its Executive Officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs. Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account. The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the executive officers are remunerated at rates ranging from $375 to $840 per diem payable to the Executive Officers or corporations controlled by the Executive Officers for time devoted by them to the Corporation's business. In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation level for the Chief Executive Officer is determined in the same manner as for other Executive Officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Jean Pierre Jutras
James Devonshire
Shane Ebert
Pauline Woodrow
Regan Chernish

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any executive officer. There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. However, each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT AND CONSULTING CONTRACTS

Remuneration for the services of James Devonshire (President, Chief Executive Officer and Director), Jean Pierre Jutras (Vice-President and Director) and Regan Chernish (Director), is paid to their respective controlled companies, Kingslea Financial Corp., 635280 Alberta Ltd. and 916165 Alberta Ltd. The services of Mr. Devonshire, Mr. Jutras and Mr. Chernish are billed through their companies at $105 per hour, $400 per diem and $300 per diem respectively. Shari Difley (Chief Financial Officer) and Shane Ebert (Director) are paid directly at $375 and $350 per diem respectively for services performed.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of Manson, any proposed management nominee for election as a director of Manson or any associate of any director, officer or proposed management nominee is or has been indebted to Manson at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2002 Financial Year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than as disclosed herein.

CDG Investments Inc. ("CDG"), owns 32% of the Corporation's issued and outstanding common shares. CDG charged the Corporation $27,300 for direct administrative supplies and services during fiscal 2002.

The Corporation sublet office space to CDG and companies related by virtue of certain common officers and directors for aggregate consideration of $83,000 during fiscal 2002.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

No director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors, the appointment of auditors, the approval of stock options or the approval of the 2003 Plan as set out in this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 6th day of February, 2003.

"James Devonshire"

JAMES DEVONSHIRE
PRESIDENT, CHIEF EXECUTIVE OFFICER
& DIRECTOR

"Shari Difley"

SHARI DIFLEY
CHIEF FINANCIAL OFFICER

APPENDIX "A"

MANSON CREEK RESOURCES LTD.

Dated January 16, 2003

STOCK OPTION PLAN

1. The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of Manson Creek Resources Ltd. (the "Corporation") may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d) Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4. Shares Subject to Plan

(a) Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of ***Options shall be deemed to be fully authorized and issued Shares of the Corporation.*** Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b) The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i) directors of the Corporation;

(ii) officers of the Corporation;

(iii) employees of the Corporation; and

(iv) consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c) The Corporation represents that, for any Options granted to an officer, employee or consultant of the Corporation, such Participant is a *bona fide* officer, employee or consultant of the Corporation.

7. Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. In addition, the exercise price of an Option must be paid in cash. Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the *Securities Act* (Alberta)) of the Corporation at the time of the proposed amendment.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold. The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the *Securities Act* (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 11, 12 and 16 below, provided that:

(a) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c) the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d) any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10. Method of Exercise of Option

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b) Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c) Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i) a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii) a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

11. Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and 60 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation. An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant's ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

12. Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b) Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16. Change of Control

Notwithstanding the provisions of section 11 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan change of control of the Corporation means and shall be deemed to have occurred upon:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(c) the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferrable and non-assignable unless specifically provided herein. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

24. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

MANSON CREEK RESOURCES LTD.

2002
Annual Report

Letter to Shareholders

During 2002, Manson Creek Resources Ltd. significantly advanced its Yukon properties with drill programs on three grassroots prospects that had been developed by Manson over the last three years. At the Tanner property, strong evidence of a major SEDEX style system was found. At the JRS Property, pyrite dominated massive sulphide mineralization with highly anomalous base and precious metal values was intersected by the drilling.

At Tanner, two drill holes confirmed the presence of important synsedimentary breccias, as well as the presence of bedded pyrite-dominated semi-massive sulphide mineralization that locally contained highly anomalous concentrations of gold, silver, zinc and a suite of other elements typically enriched in SEDEX style environments. Regional work on the Tanner property resulted in the extension of the claim block by 8 kilometers to the east to cover a historical showing with surface soil and rock sample values exceeding 10% zinc in what is believed at this time to be the eastern extension of the Tanner geology and airborne conductivity anomaly.

At the JRS Property, three drill holes intersected significantly anomalous concentrations of gold, silver, copper and zinc mineralization associated with syngenetic disseminated to massive sulphide mineralization. Additional work was also conducted on the JRS gold showings found in 2002 and a zone of shale hosted quartz stockworking with abundant veining carrying gold, arsenopyrite and stibnite was further outlined at surface over some 25 by 100 meters. At surface, values were found to be as high as 4.27 g/t gold and 10.6 g/t silver across in a grab sample of vein material but surface exposure remains poor in the area of the discovery. A single quartz-barite-pyrite-arsenopyrite-stibnite vein grading 0.30 g/t gold over 0.46 meters was intersected near the bottom of the first drill hole at JRS, 2.4 kilometers from the known surface gold showings, indicating that the gold system may be much more widespread on the Property than realized at present.

Manson is pleased by the results of this summer's work although they have not translated into an immediate market success. However, due to the high logistical costs of operating on the existing properties, Manson will, in the near future and in response to a strengthening gold market, actively investigate opportunities to acquire new gold projects which can be advanced efficiently and significantly by the work of its dedicated exploration team.

In this beginning of the year 2003, we are finally feeling a broader renewed interest in the exploration industry after many long lean years. Manson Creek, as one of the few dedicated junior exploration companies who stayed active through the downturn, is in a privileged position to quickly position itself strategically to move forward with positive market momentum.

Respectufully submitted on
behalf of the Board of Directors

James Devonshire
President

Management's Discussion & Analysis of Financial Conditions & Results of Operations

September 30, 2002
The following analysis of the Company's results of operations and financial position should be read in conjunction with the financial statements and related notes that follow.

Corporate Operations
The Company is in the business of conducting grass roots mineral exploration on mineral properties that have potential for future commercial production. The Company hopes to add investor value by performing exploration on properties to the point where the potential is such that a producing mineral company will participate in further exploration with a goal to developing a producing property. The Company's interest in such a property can then be converted to an overriding royalty or can be vended to such a company. The financial resources required for operations, including the cost of being a public company, and exploration, have been obtained from equity financings.

The Yukon property portfolio was the focus of exploration in fiscal 2002. The Company feels that the Province has tremendous untapped potential for gold, silver and zinc. Further, the Yukon government is supportive of exploration through refundable tax credits and grants.

Results of Operations
The following summarizes selected financial data:

	2002	2001
Revenue	**$ 12,670**	$ 46,195
Expenses	**125,799**	102,528
Abandonments and write-down of mineral properties	**(8,808)**	(1,827,592)
Depreciation and other	**(4,415)**	(7,568)
Write-down of investments	**(34,099)**	-
Net Loss	**$ (153,031)**	$(1,891,493)

Revenue, which is primarily interest income, has declined as a result of the large decrease in cash balances throughout the year.

The $23,000 increase in expenses was primarily related to promotional efforts, including attendance at three mining conferences, and increased office expenses associated with an office move, preparation of an AIF and the added administrative burden of greater exploration activity in the year. Reporting to Shareholder expenses increased as a result of the regulatory and filing costs of the AIF and an increase in certain annual fees and annual filing printing costs.

The Company's portfolio investments, that were received pursuant to option agreements, were written down to market during fiscal 2002 as the impairment in value was considered to be other than temporary.

Abandonments and mineral property write-downs in the comparative period related to two Yukon option properties and two Nunavut properties that lacked sufficient potential to commit further resources. The 2002 write-downs related to trailing costs incurred on these properties.

Management's Discussion & Analysis of Financial Conditions & Results of Operations (continued)

Liquidity and Capital Resources

	2002	2001
Cash and cash equivalents	$ 328,136	$ 778,913
Working capital	$ 416,702	$ 815,843

The large decrease in cash and cash equivalents was primarily due to the $170,000 increase in mineral property cash expenditures. The Company undertook a drilling program in the Yukon during fiscal 2002 that accounted for the increase in exploration expenditures. Further the increase in expenses and decrease in income discussed above, contributed to the declining cash resources. Cash was provided through the receipt of mineral exploration incentives of $45,000 in fiscal 2002. This related to the Yukon Mineral Exploration Tax Credit that was included in fiscal 2001 accounts receivable. Due to the increase in eligible exploration expenditures in fiscal 2002, the receivable for the Yukon Mineral Exploration Tax Credit has increased $46,000 and this explains the increase in accounts receivable over fiscal 2001.

The Company has sufficient working capital to fund fiscal 2003 operating expenses and continued exploration in the Yukon, albeit scaled-back from 2002 levels.

Risks and Uncertainties

The company's possible risks in the mineral exploration business in Canada relate to environmental liabilities, the possibility that mineral titles will be disputed, First Nations' land claim issues, the effect of changing commodity prices on exploration property and share values, as well as risks associated with the regulatory environment from a provincial and federal government perspective, such as income tax and environmental issues.

Outlook

The Company's Yukon property portfolio will remain in good standing for periods of from 3 to 5 years with the work conducted to date. Although the Company's Yukon properties are at an advanced stage for grassroots-style projects, better market conditions, in particular metal prices, are necessary to generate interest by senior producers. In the short term, the company will maintain its properties in good standing and will advance additional targets to the drill stage in order to finance subsequent exploration. The Company will also continue to look to third parties to option-out interests in its Yukon properties.

Forward-Looking Statements

Certain of the statements contained in this annual report are forward-looking, such as statements that describe the Company's future plans, including words to the effect that the Company or Management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to various factors, many of which are beyond the control of the Company.

Auditors' Report

To the Shareholders of
Manson Creek Resources Ltd.

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
December 13, 2002

Grant Thornton LLP
Chartered Accountants

Manson Creek Resources Ltd.
Balance Sheets

September 30	2002	2001
Assets		
Current		
Cash and cash equivalents	**$ 328,136**	$ 778,913
Accounts receivable	**118,856**	59,605
Prepaids	**9,721**	16,152
	456,713	854,670
Investments and other assets (Note 3)	**32,241**	60,000
Mineral properties and equipment (Note 4)	**1,295,598**	1,021,729
	$ 1,784,552	$ 1,936,399
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 40,011**	$ 38,827
Shareholders' Equity		
Capital Stock (Note 5)	**7,110,533**	7,110,533
Deficit	**(5,365,992)**	(5,212,961)
	1,744,541	1,897,572
	$ 1,784,552	$ 1,936,399

On behalf of the Board

"Jean Pierre Jutras" Director
Jean Pierre Jutras

"James Devonshire" Director
James Devonshire

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Operations and Deficit

Years Ended September 30	2002	2001
Revenue		
Interest and other	$ 12,670	$ 46,195
Expenses		
General and administrative	96,183	77,492
Reporting to shareholders	13,198	9,032
Professional fees	9,917	10,738
Stock exchange and transfer agent fees	6,481	5,266
	125,779	102,528
Loss for the year before the undernoted	(113,109)	(56,333)
Gain on sale of assets	8,243	-
Depreciation	(5,258)	(7,568)
Write-down of investments	(34,099)	-
Abandonments and write-down of mineral properties	(8,808)	(1,827,592)
Net loss	(153,031)	(1,891,493)
Deficit, beginning of year	(5,212,961)	(4,712,468)
Adjustment for change in accounting policy (Note 7)	-	1,391,000
Deficit, end of year	$ (5,365,992)	$ (5,212,961)
Loss per share:		
Basic and diluted	$ (0.01)	$ (0.12)
Weighted average number of shares outstanding:		
Basic and diluted	15,570,402	15,549,569

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30	2002	2001
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 12,670	$ 46,195
Cash operating expenses	(123,351)	(85,234)
	(110,681)	(39,039)
Financing activities		
Exploration incentives received	45,000	26,000
Investing activities		
Mineral property additions	(385,096)	(216,244)
Proceeds on sale of investments	-	88,015
	(385,096)	(128,229)
Decrease in cash and cash equivalents	(450,777)	(141,268)
Cash and cash equivalents,		
Beginning of year	778,913	920,181
End of year	$ 328,136	$ 778,913

Supplementary Information:
No cash was expended on interest or taxes during the years ended September 30, 2002 and September 30, 2001.

See accompanying notes to the financial statements.

1. **Nature of operations**

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The majority of the Company's activities to date have been conducted in Canada and, as a result, segmented information is not presented.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. **Summary of significant accounting policies**

a) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) **Cash and cash equivalents**
Cash and cash equivalents includes bank deposits and term deposits with maturities equal to or less than 90 days.

c) **Mineral properties and equipment**
Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related costs are charged to operations.

Equipment is recorded at cost net of depreciation calculated on a declining balance basis at rates ranging from 20% to 30%

d) **Flow-through common shares**
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) **Joint interest operations**
Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) **Investments**
Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) **Foreign currency translation**
Foreign currency denominated monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period. Foreign exchange gains or losses are included in the determination of net earnings for the period.

h) **Financial instruments**
The fair market values of cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.

i) **Reclamation costs**
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

j) **Income taxes**
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

k) **Earnings (Loss) per share**
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

l) **Stock Options**
Compensation expense is not recognized when stock options are granted. Consideration paid on the exercise of stock options is credited to capital stock.

3. **Investments and other assets**

	2002	2001
Investments (market value $26,000; 2001 – $33,000)	$ **26,000**	$ 60,000
Prepaids	**6,241**	-
	$ **32,241**	$ 60,000

4. Mineral properties and equipment

2002 Exploration and development expenditures:	Total	Yukon				Unstaked Property And Other
		NAD	Rusty/ KLA	Tanner	JRS	
Balance September 30, 2001	**$ 929,267**	**$501,671**	**$203,525**	**$102,935**	**$120,505**	**$ 631**
Geological consulting	75,809	8,698	17,738	21,495	20,032	7,846
Project field costs and miscellaneous	78,286	1,750	21,008	30,480	23,681	1,367
Drilling	65,602	-	12,983	26,026	26,593	-
Aircraft and fuel	155,263	-	43,467	56,255	55,541	-
Yukon Mineral Exploration Tax Credit	(91,000)	(3,000)	(24,000)	(33,000)	(31,000)	-
Write-offs	(7,808)	-	-	-	-	(7,808)
Balance September 30, 2002	**1,205,419**	**509,119**	**274,721**	**204,191**	**215,352**	**2,036**
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	11,614	-	107	9,580	599	1,328
Write-offs	(1,000)	-	-	-	-	(1,000)
Balance September 30, 2002	**81,873**	**22,991**	**40,982**	**15,190**	**885**	**1,825**
Total mineral properties September 30, 2002	**$1,287,292**	**$532,110**	**$315,703**	**$219,381**	**$216,237**	**$ 3861**
Equipment	12,209					
Accumulated depreciation	(3,903)					
Total mineral properties and equipment September 30, 2002	**$1,295,598**					

2001 Exploration and development expenditures:	Total	Yukon						Unstaked Property and Other
		Kathleen Lakes	Craig	Nad	Rusty/ KLA	Tanner	JRS	
Balance September 30, 2000	**$2,460,010**	**$422,368**	**$141,816**	**$426,659**	**$187,088**	**$ -**	**$ -**	**$1,282,079**
Geological consulting	70,660	2,775	660	30,669	-	800	31,720	4,036
Airborne geophysical	61,463	7,834	-	32,356	7,833	-	13,440	-
Project field costs and miscellaneous	60,370	2,023	-	27,010	1,758	1,762	26,112	1,705
Geochemical analysis	3,317	-	-	1,659	-	-	1,658	-
Reallocate to staked properties	-	12,440	-	-	14,169	108,993	54,843	(190,445)
Exploration incentives	(45,000)	(5,107)	-	(16,682)	(7,323)	(8,620)	(7,268)	-
Write-offs and abandonments	(1,681,553)	(442,333)	(142,476)	-	-	-	-	(1,096,744)
Balance September 30, 2001	**929,267**	**-**	**-**	**501,671**	**203,525**	**102,935**	**120,505**	**631**
Property acquisition costs:								
Balance September 30, 2000	206,412	47,000	20,850	22,991	40,875	-	-	74,696
Costs incurred	10,886	-	2,500	-	-	5,610	286	2,490
Write-offs and abandonments	(146,039)	(47,000)	(23,350)	-	-	-	-	(75,689)
Balance September 30, 2001	**71,259**	**-**	**-**	**22,991**	**40,875**	**5,610**	**286**	**1,497**
Total mineral properties September 30, 2001	**$1,000,526**	**$ -**	**$ -**	**$524,662**	**$244,400**	**$108,545**	**$120,791**	**$ 2,128**
Equipment	52,875							
Accumulated depreciation	(31,672)							
Total mineral properties and equipment September 30, 2001	**$1,021,729**							

4. **Mineral properties** (continued)

Yukon

The Company has a 100% interest in claims in the Yukon properties of Tanner, NAD, JRS and Rusty.

Impaired Mineral Properties

During fiscal 2001 the Company wrote-off the carrying value of the Kathleen Lakes and Craig properties in the Yukon for which they had an option to earn an interest. It became apparent in fiscal 2001 that sufficient property expenditures would not be incurred by the option agreement deadlines and exploration results were not sufficiently promising to extend the option period.

During fiscal 2001 the Company wrote-off its two Nunavut properties, Parker Lake and Rankin Inlet.

5. **Capital stock**

a) **Authorized:**
   i) an unlimited number of voting shares
   ii) *an unlimited number of* Class A *preferred shares issuable in series*
   iii) an unlimited number of Class B preferred shares issuable in series

b) **Common shares issued:**

	Number of Shares		**Stated Value**
Balance, September 30, 2000	**15,520,402**	**$**	**8,499,033**
Change in accounting policy for future income taxes (Note 7)	**-**		**(1,391,000)**
Restated balance	**15,520,402**	**$**	**7,108,033**
Issued for property pursuant to option agreement	**50,000**		**2,500**
Balance, September 30, 2001 and September 30, 2002	**15,570,402**	**$**	**7,110,533**

c) **Outstanding options**

	Number of Shares			
Expiry Date	**2002**	2001		Price
May 29, 2007	**455,000**	-	$	0.11
July 19, 2006	**1,000,000**	1,100,000	$	0.10
February 27, 2002	**-**	75,000	$	0.62
	1,455,000	1,175,000		

5. Capital stock (continued)

d) Option Transactions

	Number of Options	Weighted-average Exercise Price
As at September 30, 2000	820,000	$ 0.42
Granted	1,100,000	$ 0.10
Expired or cancelled	(745,000)	$ 0.40
As at September 30, 2001	1,175,000	$ 0.13
Granted	455,000	$ 0.11
Expired or cancelled	(175,000)	$ 0.33
As at September 30, 2002	**1,455,000**	$ 0.10

6. Related party transactions

CDG Investments Inc., (CDG), a Company related by virtue of certain common officers and directors; officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders, provided services, at usual professional rates, as presented below.

	2002	2001
Geological	$ **72,000**	$ 32,000
Direct administrative	**56,000**	47,000
	$ **128,000**	$ 79,000

Included in accounts payable is $5,000 (2001 - $7,000) due to CDG with respect to the foregoing.

The Company sublet office space to companies related by virtue of certain common officers and directors. The aggregate base rent and operating costs charged to the Companies was $83,000 during the year, (2001-$95,000). Included in accounts receivable is $6,000 due from a related company for rent and operating costs.

7. Income taxes

a) On October 1, 2000 the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $1,391,000 and decrease share capital by $1,391,000. The adjustments were the result of the tax treatment of flow-through share issues.

7. **Income taxes (continued)**

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2002		2001
Computed expected tax recovery at a combined Provincial and Federal rate of 39.8% (2001 – 44.6%)	$	**(61,000)**	$	(844,000)
Effect on income taxes resulting from:				
Non-recognition of losses and future tax benefits for financial statement purposes		**61,000**		844,000
Future income tax recovery	$	**-**	$	-

The net future income tax asset at September 30, 2002 is comprised of:

		at 39.8%
Capital assets with income tax values exceeding book values	$	**902,000**
Investments with tax values exceeding book values		**15,000**
Non-capital losses carried forward		**95,000**
Future income tax asset before valuation allowance		**1,012,000**
Valuation allowance		**(1,012,000)**
Future income tax asset	$	**-**

b) The Company has incurred losses for income tax purposes of approximately $251,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire in 2005, ($6,000), 2006 ($23,000), 2007 ($55,000), 2008 ($58,000). And 2009 ($109,000).

c) The Company has the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years.

		Amount	Rate
Canadian exploration expense	$	**2,709,000**	100%
Canadian development expense		**354,000**	30%
Foreign exploration and development expense		**444,000**	10%
Undepreciated capital cost		**56,000**	20-30%
	$	**3,563,000**	

8. Commitment

Effective January 1, 2002, the Company entered into a five-year contract to lease office space. Concurrent with entering into the lease agreement, the Company entered into sublease agreements with three companies related by virtue of certain common officers and directors. Pursuant to the sublease agreements, the sublessors will, in aggregate, be committed to pay 75% of base rent and lease operating costs for the duration of the office lease. The following summarizes the Company's base rent commitments for the ensuing five fiscal years:

2003	$48,600
2004	$48,600
2005	$48,600
2006	$44,550
2007	$ -

9. Comparative Figures

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Corporate Information

Head Office:

Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Ph: 403-233-0464
Fax: 403-266-2606

Directors:

Shane Ebert
James Devonshire
Jean Pierre Jutras
Pauline Woodrow
Regan Chernish

Officers:

James Devonshire, *President*
Jean Pierre Jutras, *Vice-President*
Shari Difley, *Chief Financial Officer*
Barbara O'Neill, *Secretary*

Audit Committee:

Shane Ebert
James Devonshire
Pauline Woodrow

Transfer Agent & Registrar:

CIBC Mellon Trust Company
Mall Level, 1177 West Hastings St.
Vancouver, B.C.
V6E 2K3

Website:

www.manson.ca

Email:

inquiries@manson.ca

Legal Counsel:

Bennett Jones LLP
4500 Bankers Hall East
855-2nd Street S.W.
Calgary, Alberta, T2P 4K7

Bank:

HSBC Bank of Canada
333-5th Avenue S.W.
Calgary, Alberta, T2P 0N7

Auditors:

Grant Thornton LLP
Suite 2800, 500-4th Avenue S.W.
Calgary, Alberta, T2P 2V6

Listed:

TSX Venture Exchange

Symbol:

MCK